Exhibit 99.1

Stevanato Group Reports First Quarter 2022 Financial Results

- The Company is Maintaining its Fiscal 2022 Guidance -

PIOMBINO DESE, Italy – May 10, 2022 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the first quarter of 2022.

First Quarter 2022 Highlights (compared to the same period last year)

•
First quarter revenue increased 10% to €212.1 million, diluted earnings per share were €0.10 and adjusted diluted earnings per share were €0.11,
•
Adjusted EBITDA totaled €54.0 million with an adjusted EBITDA margin of 25.5%,
•
Backlog increased 49% to approximately €992.2 million,
•
Revenue from high value solutions increased to approximately 29% of total revenue, and
•
The Company is maintaining its full year guidance.

First quarter results:

Revenue for the first quarter of 2022 increased 10% (approximately 8% on a constant currency basis), compared to the same period last year, to €212.1 million driven by growth in both segments. The first quarter of fiscal 2021 included a €5.5 million revenue benefit from a licensing agreement in the Biopharmaceutical and Diagnostic Solutions (BDS) Segment that bolstered margins and earnings in that period. Revenue related to Covid-19 was approximately 10% in the first quarter of 2022, compared to approximately 14% for the same period last year. Revenue contributions from more accretive, high value solutions increased to approximately 29% of total revenue for the first quarter of 2022, up from approximately 23% for the first quarter of last year.

For the first quarter of 2022, gross profit margin was 31.8%, and benefitted from a higher mix of high value solutions which was offset by a temporary slowdown in production due to higher absenteeism in January related to Covid-19 and, to a lesser extent, inflationary costs which the Company expects to recover (in whole or in part) in future periods. Operating profit margin for the first quarter of 2022 was 17.9% (18.3% on an adjusted basis) which reflects increased research and development activities and higher general and administrative expenses arising from being a public company. First quarter net profit totaled €27.8 million, or €0.10 of diluted earnings per share, while adjusted net profit was €28.6 million or €0.11 of adjusted diluted earnings per share. For the first quarter, adjusted EBITDA totaled €54.0 million with an adjusted EBITDA margin of 25.5%.

Franco Moro, Chief Executive Officer, stated, “We begin 2022 on solid footing as we build a track record of consistent performance and execute on our long-term strategic plan, giving us the confidence to maintain our full year guidance. We operate in an environment of strong demand, with attractive end markets that have durable, secular multi-year drivers and we are poised to capitalize on these favorable trends. We are investing in our future to drive sustainable growth, increase our mix of high value solutions to meet customer demand, and expand margins over the long-term."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)

For the first quarter, BDS Segment revenue grew 7% (approximately 5% on a constant currency basis) over the prior year to €172.4 million (external customer sales). The prior-year period included a

€5.5 million revenue benefit that provided an uplift to margins in that period. Year-over-year revenue growth was driven by a 37% increase in high value solutions which totaled €61.5 million in the first quarter of 2022 and represented approximately 36% of Segment revenue.

For the first quarter, gross profit margin* was 32.9% and reflects the favorable mix shift to high value solutions which was offset by the aforementioned production slow down due to Covid-19, and, to a lesser extent, inflation. Operating profit margin* was 20.7% for the first quarter of 2022.

Engineering Segment

The Engineering Segment continues to benefit from the ongoing capital deployment by customers to satisfy industry demand. As a result, revenue for the first quarter of 2022 increased 23% (approximately 23% on a constant currency basis) to €39.6 million (external customer sales) driven mainly by growth in glass forming and visual inspection machine sales. Separately, the increase in inter-segment revenue was due to the Company's ongoing capacity expansion efforts under its strategic plan.

For the first quarter of 2022, gross profit margin* was 21.4% and the Company remains focused on steadily improving Segment margins over the long term by increasing after-sales activities and implementing optimization efforts. Operating profit margin* was 13.8% for the first quarter of 2022.

Liquidity and Balance Sheet

As of March 31, the Company had a positive net financial position of €143.3 million and cash and cash equivalents totaled €366.7 million.

For the first quarter of 2022, cash generated from operating activities was €5.2 million, which reflects increased working capital needs to drive sustainable growth and higher levels of inventory to address business needs in the current environment. The Company is investing in the expansion of its global industrial footprint to increase capacity in high value solutions amid rising customer demand, and in the first quarter of 2022 capital expenditures were €53.8 million. For the three months ended March 31, 2022, free cash flow was negative €48.8 million.

Order Intake and Backlog

Favorable demand trends continue to underpin strong order intake and backlog. For the first quarter of 2022, order intake increased approximately 29%, over the prior year, to approximately €324.3 million. The Company ended the first quarter with a committed backlog of approximately €992.2 million, an increase of approximately 49% compared to €665.0 million for the first quarter of 2021.

Subsequent Events

Subsequent to quarter close, the Stevanato Group Board of Directors recommended the approval of a cash dividend of approximately €13.5 million, subject to shareholder approval at the annual general meeting on June 1, 2022.

Executive Chairman, Franco Stevanato, commented, “This proposed dividend affirms the Board’s confidence in management, the strength of the underlying fundamentals of the business, and the favorable multi-year secular trends and robust demand we see in the market.”

*Calculated including intersegment transactions

Full Year 2022 Guidance

The Company is maintaining its full year 2022 guidance of:

•
Revenue in the range of €935 million to €945 million;
•
Adjusted diluted EPS in the range of €0.49 to €0.51 (assuming weighted average shares outstanding of 264.7 million); and
•
Adjusted EBITDA in the range of €248 million to €253 million.

As it relates to revenue contributions from Covid for fiscal year 2022, the Company now expects Covid as a percentage of revenue will be in the low teens, compared to its initial expectation in the mid-teens. The Company expects that this will be favorably offset by higher revenue from the base business.

Conference Call

The Company will host a conference call to discuss the financial results at 8:30 a.m. Eastern Time (14:30 Central European Time) on Tuesday, May 10, 2022. Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the slide presentation, please visit the “Financial Results” page, under the Financial Information tab of the Company's Investor Relations section of its website.

To participate on the call please dial:

United States: +1 646 664 1960

United Kingdom: +44 020 3936 2999

Canada: +1 613 699 6539

Italy: +39 06 9450 1060

All other locations: +44 20 3936 2999

Access Code: 156733

Preregistration:

To pre-register for this call, please go to the following link:
https://www.incommglobalevents.com/registration/client/10540/stevanato-earnings-call/
You will receive your access details via email.

For Participants that do not preregister:

A live broadcast of the conference call will also be available online at the following link: www.incommuk.com/customers/online (access code 156733).

Replay:

An online archive of the broadcast will be available at the website shortly after the live call and will be available through Tuesday, May 24, 2022. The recording will be accessible via the following link:

https://www.incommglobalevents.com/replay/7741/stevanato-earnings-call/

(access code: 998900).

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients. For more information, please visit www.stevanatogroup.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group” or the “Company”). These forward-looking statements include, or may include, words such as “expects”, “confidence”, “poised to”, “will”, “future”, “remains”, “assuming”, “plan”, and other similar terminology. Forward-looking statements contained in this press release include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and our expectations to increase production capacity; the global supply chain and our committed orders; the global response to COVID-19 and our role in it; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, inflation, potential negative developments in the COVID-19 pandemic, the impact of the conflict between Russia and Ukraine, supply chain challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vi) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (viii) the current conflict between Russia and Ukraine and the financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus may negatively impact our ability to source gas at commercially reasonable terms or at all and could have a material adverse effect on our operations; (ix) significant interruptions in our operations could harm our business, financial condition and results of operations; (x) as a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, if the need for COVID-19 related solutions declines; (xi) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) if relations between China and the United States deteriorate, our business in the United States and China could be materially and adversely affected; and (xvi) Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements. This list is not exhaustive. We caution you therefore against relying on these forward-looking statements and we qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed in our Annual Report on Form 20-F/A for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on April 5, 2022.

Contacts:

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

# # #

Consolidated Income Statement

(Amounts in € millions, except per share data)

(Unaudited)

	For the three months
	ended March 31,
	2022	%	2021	%

Revenue	212.1	100.0%	192.8	100.0%
Costs of sales	144.6	68.2%	127.4	66.1%
Gross Profit	67.5	31.8%	65.4	33.9%
Other operating Income	1.5	0.7%	3.2	1.7%
Selling and Marketing Expenses	4.9	2.3%	5.9	3.1%
Research and Development Expenses	7.7	3.6%	5.8	3.0%
General and Administrative Expenses	18.5	8.7%	14.0	7.3%
Operating Profit	37.9	17.9%	42.9	22.3%
Finance Income	3.0	1.4%	2.0	1.0%
Finance Expense	4.6	2.2%	3.2	1.7%
Profit Before Tax	36.3	17.1%	41.7	21.6%
Income Taxes	8.5	4.0%	5.1	2.6%
Net Profit	27.8	13.1%	36.6	19.0%
Earnings per share
Basic earnings per common share	0.10		0.15
Diluted earnings per common share	0.10		0.15

Average common shares outstanding	264.7		240.6
Average shares assuming dilution	264.7		240.6

Reported Segment Information

(Amounts in € millions)

(Unaudited)

	For the three months ended March 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	172.4	39.6	—	212.1
Inter-Segment	0.3	23.5	(23.8)	—
Revenue	172.7	63.1	(23.8)	212.1

Gross Profit	56.8	13.5	(2.8)	67.5
Gross Profit Margin	32.9%	21.4%		31.8%

Operating Profit	35.7	8.7	(6.5)	37.9
Operating Profit Margin	20.7%	13.8%		17.9%

	For the three months ended March 31, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	160.6	32.3	—	192.8
Inter-Segment	0.2	7.7	(7.9)	—
Revenue	160.8	40.0	(7.9)	192.8

Gross Profit	57.3	8.7	(0.6)	65.4
Gross Profit Margin	35.6%	21.8%		33.9%

Operating Profit	40.3	4.4	(1.8)	42.9
Operating Profit Margin	25.1%	11.0%		22.3%

Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended March 31,
	2022	2021
Cash flow from operating activities	5.2	5.9
Cash flow used in investing activities	(54.7)	(22.4)
Cash flow from/ (used in) financing activities	3.1	(19.8)
Net change in cash and cash equivalents	(46.4)	(36.4)

Non-GAAP Financial Information

This press release contains non-GAAP measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, and Free Cash Flow, CAPEX. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

(Unaudited)

Three months ended March 31, 2022	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	172.4	39.6
Effect of changes in currency translation rates	(3.1)	(0.0)
Organic Revenue (Non-IFRS GAAP)	169.3	39.6

Reconciliation of EBITDA

(Amounts in € millions)

(Unaudited)

	For the three months ended March 31,		Change
	2022	2021	%
Net Profit	27.8	36.6	(24.0)%
Income Taxes	8.5	5.1	66.7%
Finance Income	(3.0)	(2.0)	50.0%
Finance Expenses	4.6	3.2	43.8%
Operating Profit	37.9	42.9	(11.6)%
Depreciation and Amortization	15.2	12.9	17.8%
EBITDA	53.1	55.9	(5.0)%

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

Three months ended March 31, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	53.1	37.9	8.5	27.8	0.10
Adjusting items:
Start-up costs new plants (1)	0.9	0.9	0.1	0.8	0.01
Adjusted	54.0	38.8	8.6	28.6	0.11
Adjusted Margin	25.5%	18.3%	—	—	—

Three months ended March 31, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	55.9	42.9	5.1	36.6	0.15
Adjusting items:
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Incentive Plans Settlement (3)	(2.1)	(2.1)	(0.5)	(1.5)	(0.01)
IPO costs (4)	1.5	1.5	0.4	1.1	0.01
Patent Box (5)	—	—	5.5	(5.5)	(0.02)
Adjusted	55.6	42.6	10.6	30.9	0.13
Adjusted Margin	28.9%	22.1%	—	—	—

(1)
During the three months ended March 31, 2022, the Group recorded €0.9 million of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy.
(2)
During the three months ended March 31, 2021, the Group recorded €0.3 million in restructuring and related charges for the consolidation of Balda plants in the U.S.
(3)
During the three months ended March 31, 2021, the Group recorded €2.1 million of general and administrative expenses, as accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers.
(4)
During the three months ended March 31, 2021, the Group recorded €1.5 million consultancy costs relating to our IPO project.
(5)
During the three months ended March 31, 2021, the Group reached an agreement with the Italian Tax agency regarding the so-called “Patent box regime”, resulting in a retroactive tax saving for the financial years 2016-2020 amounting to €5.5 million based on our initial estimates.

Capital Employed

(Amounts in € millions)

(Unaudited)

	As of March 31, 2022	As of December 31, 2021

- Goodwill and Other intangible assets	79.3	79.2
- Right of Use assets	22.1	22.7
- Property, plant and equipment	440.2	392.7
- Financial assets - investments FVTPL	1.0	1.1
- Other non-current financial assets	1.3	1.3
- Deferred tax assets	57.1	55.9
Non-current assets	601.1	552.9

- Inventories	166.8	148.9
- Contract assets	77.4	62.1
- Trade receivables	174.5	165.3
- Trade payables	(154.6)	(164.8)
- Advances from customers	(28.7)	(23.6)
- Contract liabilities	(15.7)	(18.8)
Trade working capital	219.7	169.1

- Tax receivables and Other receivables	52.4	51.4
- Tax payables and Other liabilities	(95.0)	(85.3)
Net working capital	177.1	135.3

- Deferred tax liabilities	(19.3)	(19.1)
- Employees benefits	(12.3)	(11.9)
- Provisions	(3.6)	(3.5)
- Other non-current liabilities	(1.8)	(1.8)
Total non-current liabilities and provisions	(36.9)	(36.3)

Capital employed	741.3	651.9

Net cash	143.3	189.8

Equity	(884.6)	(841.7)

Total equity and net cash	(741.3)	(651.9)

Free Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended March 31,
	2022	2021
Cash flow from operating activities	5.2	5.9
Interest paid	0.8	1.1
Interest received	(0.2)	(0.2)
Purchase of property, plant and equipment	(52.7)	(21.7)
Purchase of intangible assets	(1.9)	(0.7)
Free Cash Flow	(48.8)	(15.6)

Net Cash

(Amounts in € millions)

(Unaudited)

	As of March 31,	As of December 31,
	2022	2021
Non-current financial liabilities	(197.2)	(202.3)
Current financial liabilities	(54.8)	(46.2)
Other current financial assets	28.6	27.2
Cash and cash equivalents	366.7	411.0
Net Cash	143.3	189.8

CAPEX

(Amounts in € millions)

(Unaudited)

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended March 31,		Change
	2022	2021	€
Addition to Property, plant and equipment	51.9	18.4	33.5
Addition to Intangible Assets	1.9	0.7	1.2
CAPEX	53.8	19.1	34.7

Reconciliation of 2022 Guidance Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS
(Amounts in € millions, except per share data) (Unaudited)

	EBITDA	Operating Profit	Net Profit	Diluted EPS
Reported	244.8 - 249.8	172.5 - 177.5	127.5 - 131.3	0.48 - 0.50
Adjusting items:
Start-up costs New Plants	3.2	3.2	2.4	0.01
Adjusted	248.0 - 253.0	175.7 - 180.7	129.9 - 133.7	0.49 - 0.51